Exhibit 2

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

Via Fax and Overnight Mail

November 24, 2008

Corporate Secretary
State Bancorp, Inc.
Two Jericho Plaza
Jericho, NY  11753

Re:           Shareholder Proposal Respecting Stock Ownership Guidelines

Dear Sir or Madam:

I am submitting the attached shareholder proposal respecting the stock ownership guidelines of State Bancorp, Inc. (the “Company”), pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and request that it be included in your proxy statement for the 2009 Annual Meeting of Shareholders.  I hereby certify to the Company that I have continuously held as a registered holder at least $2,000 worth of the Company’s Common Stock, par value $5 per share (the “Common Stock”), for over one year.  I intend to continue to hold at least $2,000 worth of the Common Stock through the date of the 2009 Annual Meeting of Shareholders.

I am also the beneficial owner of an additional 579,854 shares of the Company as of November 17, 2008.  This beneficial ownership includes shares held by Financial Edge Fund, L.P.;  Financial Edge Strategic Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital/Focused Fund, L.P.;  PL Capital Advisors, LLC;  PL Capital, LLC;  Goodbody/PL Capital, LLC; and John W. Palmer (collectively, together with me, the “PL Capital Group”).  We believe the PL Capital Group is the largest outside shareholder of the Company, and we have closely followed the Company during the past several years.

The Company’s current stock ownership guidelines were adopted in 2008 and require that members of the board of directors own at least 5,000 shares.  In general, directors have four years from the date of adoption of the stock ownership guidelines in which to comply with this ownership requirement (namely, until 2012) regardless of when they joined the board.  We feel strongly that the current stock ownership guidelines are not sufficient because it is not just stock ownership that aligns directors’ interests with those of shareholders but a material personal investment and ownership stake by the directors, and the current ownership requirements do not achieve that.  In our view, directors with a material personal investment and ownership stake are more effective and attentive to the interests of the Company and its shareholders.  The attached shareholder proposal outlines specific reasons why we believe the current stock ownership guidelines fail to require a material personal investment and ownership stake by the Company’s directors.

While we commend the Company for certain corporate governance improvements made in 2007, including the implementation of the current stock ownership guidelines, we think more needs to be done.  Further, we note that most of the Company’s corporate governance improvements came as the result of the settlement of the shareholder derivative action filed July 17, 2007.  Among other things, the settlement agreement required the Company to reduce the size of the board of directors, to provide that director candidates (in uncontested elections) who do not obtain a majority of the votes cast by shareholders to promptly tender their resignation, and to implement written stock ownership guidelines.

The corporate governance improvements mandated by the settlement agreement are a good start, but the Company needs to take additional steps on its own to ensure that the interests of the Company and its shareholders are appropriately safeguarded.

In addition to the improving the stock ownership guidelines, the Company should consider further reducing the size of its board, as our prior personal board experience and observations of numerous boards over the past 25 years has shown that larger boards are generally not more effective than smaller boards, and smaller boards are more cost effective.  We recommend that the board’s Nominating and Governance committee take this into consideration as it nominates candidates for 2009, 2010 and beyond.  Additionally, the board should be declassified and all directors should be elected annually.  While we do not plan to make shareholder proposals at this time regarding these two issues, the PL Capital Group will take the board’s actions in these and other areas into consideration when it votes in the upcoming 2009 Annual Meeting (and in future years).

I would be happy to discuss with you the shareholder proposal that I am submitting.   Should the board of directors decide to adopt the attached stock ownership guidelines, I will ask that the proposal be withdrawn from consideration at the shareholder meeting.  Please feel free to contact me at (908) 604-6436 if you have any questions or need any additional information relating to this proposal.

Very truly yours,

/s/ Richard J. Lashley

Richard J. Lashley

cc:           Mr. John Palmer, PL Capital LLC
Mr. Phillip Goldberg, Foley & Lardner LLP

RESOLVED:

We request that the directors implement stock ownership guidelines requiring that each director beneficially own at least 20,000 shares of State Bancorp, Inc. common stock (“Common Stock”) or such greater number of shares of Common Stock until the director has accumulated ownership of at least $150,000 worth of Common Stock (calculated based upon the cost of direct purchases, plus the market value at the date of vesting for restricted stock, plus the exercise price paid to exercise stock options as long as such stock is retained after exercise).  Unexercised option grants and unvested restricted stock grants are excluded.  Directors must achieve this ownership level within four years of joining the board of directors.  Directors with three or more years of prior service as of the date these stock ownership guidelines are adopted must achieve this ownership level within one year.

Shareholder Supporting Statement:

The Company has already come to recognize that stock ownership is one of the best ways to align the interests of directors with those of shareholders.  We are merely proposing an increase in the minimum amount of stock that must be owned by each director, to ensure that directors have a material personal investment and ownership stake in the company, and a reduction in the amount of time to comply with the ownership requirement, because we believe the current period for compliance is too long.

We believe that directors with a material personal investment and ownership stake are more effective and attentive to the interests of shareholders, and we believe the current ownership guidelines are not sufficient to align directors’ interests with those of shareholders because:

●
5,000 shares is not a sufficiently material personal financial commitment for directors who have stewardship over a company with $1.6 billion of assets, $112 million of stockholders’ equity and a market cap of $161 million at recent prices;

●	At recent prices a 5,000 share investment would cost approximately $55,000, an amount that is not sufficiently material in our view;

●
Directors have been and will continue to be given stock through stock option grants and restricted stock grants, so meeting the 5,000 share requirement in four years may not require a material out of pocket outlay of personal funds for individual directors;

●	Most directors are long term members of the board who should have already accumulated a significant ownership position, as several directors have already done; and

●
State Bancorp’s stock price has declined significantly over the past one (-20%), three (-34%) and five (-25%) year periods (as of November 18, 2008), and significant losses were incurred in recent years by the Company to settle material litigation and other matters.  While greater ownership by directors may not have changed these results or the decisions made by the board respecting these matters, we believe it would have better aligned directors’ interests with those of shareholders.

We urge you to vote FOR this resolution.